Exhibit 99.1

Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that its board of directors has re-authorized the Repurchase of its Ordinary Shares Up to $9 Million

Azour, Israel, December 26, 2007 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that today its Board of Directors has re-authorized the Company to utilize up to $9 million to repurchase ordinary shares in the Company. This Decision has re-confirmed the previous decision of July 17 2006.

The purchases may be made from time to time on the open market at the Board of Directors’ discretion depending on share price and market conditions. No time limit was set for the repurchase program, and the program may be suspended from time to time or discontinued. The share repurchase will be funded from available working capital.

The Company currently has approximately 23.475 million shares outstanding. The closing price for the Company’s shares on The NASDAQ National Market on December 24, 2007 was $10.11.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 430,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Info@gkir.com
Ehud Helft
Kenny Green
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620